Exhibit 21.1
Subsidiaries of Registrant

Name of Subsidiary	Type	State of Incorporation
Burke & Herbert Bank & Trust Company	State banking corporation	Virginia
SFG Capital Trust I	Statutory business trust	Delaware
SFG Capital Trust II	Statutory business trust	Delaware
SFG Capital Trust III	Statutory business trust	Delaware